EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
(Loss) income from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$(26,419)	$120,812	$34,590	$36,704	$8,894
Gain on sales of real estate, excluding discontinued operations	40,986	68,047	10,671	9,016	21
Combined fixed charges and preferred share dividends (from below)	104,541	111,737	115,842	120,307	133,345
Amortization of capitalized interest	2,715	2,591	2,374	1,977	1,798
Distributed income of equity investees	732	361	225	1,857	—
Subtract:
Capitalized interest (from below)	(5,723)	(7,151)	(6,065)	(8,785)	(13,903)
Preferred share dividends included in fixed charges	(14,297)	(14,210)	(15,939)	(19,971)	(20,844)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	(16)	(16)
Total earnings	$101,859	$281,511	$141,022	$140,429	$108,635

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$83,163	$89,074	$92,393	$82,010	$86,401
Interest expense on discontinued operations	—	—	—	8,221	10,397
Capitalized interest (internal and external)	5,723	7,151	6,065	8,785	13,903
Amortization of debt issuance costs-capitalized	—	8	186	144	649
Interest included in rental expense	682	618	583	500	475
Preferred share dividends	14,297	14,210	15,939	19,971	20,844
Preferred unit distributions	660	660	660	660	660
Preferred distributions of other consolidated entities	16	16	16	16	16
Total combined fixed charges and preferred share dividends	$104,541	$111,737	$115,842	$120,307	$133,345

Ratio of earnings to combined fixed charges and preferred share dividends	0.97	2.52	1.22	1.17	0.81

Deficiency	$2,682				$24,710

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.